UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 6

                                 GSI Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36191C106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Stephanie S. Chen
                          c/o Tinicum Lantern II L.L.C.
                          800 Third Avenue, 40th Floor
                               New York, NY 10022
                                  212-446-9300

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 23, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)
                               (Page 1 of 11 Pages)

----------------------------                        ----------------------------
CUSIP No.  36191C106            SCHEDULE 13D/A        Page 2 of 11 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Tinicum Capital Partners II, L.P.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC, OO
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,901,530
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,901,530
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,901,530
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.90%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36191C106            SCHEDULE 13D/A        Page 3 of 11 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Tinicum Lantern II L.L.C.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,901,530
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,901,530
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,901,530
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.90%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36191C106            SCHEDULE 13D/A        Page 4 of 11 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Terence M. O'Toole

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,901,530
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,901,530
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,901,530
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.90%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36191C106            SCHEDULE 13D/A        Page 5 of 11 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Eric M. Ruttenberg

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,901,530
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,901,530
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,901,530
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.90%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- -----------------------------------------------------------------

----------------------------                        -------------------------
CUSIP No.  36191C106            SCHEDULE 13D/A        Page 6 of 11 Pages
----------------------------                        -------------------------

ITEM 1.       SECURITY AND ISSUER

     This Amendment No. 6 (the "Amendment") amends the statement on Schedule 13D filed on January 13, 2010 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on March 3, 2010, Amendment No. 2 filed on March 16, 2010, Amendment No. 3 filed on March 19, 2010, Amendment No. 4 filed on May 11, 2010 and Amendment No. 5 filed on May, 18, 2010, the "Schedule 13D") with respect to the common stock, no par value (the "Old Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). On the Effective Date (as defined below), all outstanding shares of Old Common Stock were cancelled and an equivalent number of new shares of common stock, no par value (the "Common Stock"), were issued to the holders thereof. This Amendment relates to the Common Stock. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 3, 4, 5, 6 and 7 as set forth below. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     In connection with the bankruptcy of the Issuer Parties as described in the Issuer's current report on Form 8-K filed on July 23, 2010 (the "Issuer's Form 8-K"), and pursuant to the Fourth Modified Plan of Reorganization under Chapter 11 of the Bankruptcy Code, as confirmed by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on May 27, 2010 (the "Plan"), as of July 23, 2010 (the "Effective Date"), TCP II (a) received 392,666 shares of Common Stock in exchange for 418,464 shares of Old Common Stock, (b) received 198,413 shares of Common Stock in exchange for its pro rata share of $5,000,000 in principal amount of Notes in connection with the Supplemental Equity Exchange (reflecting an effective conversion price of $1.80 a share), (c) exchanged $1,621,622 in principal amount of Notes for 900,901 shares of Common Stock at a price of $1.80 per share pursuant to the Backstop Commitment, and (d) purchased 409,550 shares of Common Stock at a purchase price of $1.80 per share in the Rights Offering (which purchase price was paid with $190.00 in cash and by delivering to the Issuer $737,000 in principal amount of Notes).

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As previously disclosed, on November 20, 2009, the Issuer Parties filed voluntary petitions in the Bankruptcy Court for relief under Chapter 11 of the Bankruptcy Code. On May 24, 2010, the Issuer Parties filed with the Bankruptcy Court the Fourth Modified Plan of Reorganization, as subsequently modified. On May 27, 2010, the Bankruptcy Court entered an order confirming the Plan.

     On the Effective Date, the Issuer Parties consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective pursuant to its terms. Under the Plan, TCP II received (i) $6,935,000 in principal amount of New Senior Secured Notes, (ii) its pro rata share of the Cash Payment, (iii) its pro rata share of the cash proceeds from the Rights Offering, (iv) payment of all accrued but unpaid interest due under its Notes through the Effective Date and (v) its pro rata share of the Supplemental Equity Exchange. In addition, in connection with the Backstop Commitment previously disclosed, TCP II exchanged $1,621,622 in principal amount of its Notes for 900,901 shares of Common Stock at a price of $1.80 per share. As a holder of Old Common Stock immediately prior to the Effective Date, TCP II received 392,666 shares of Common Stock in exchange for its 418,464 shares of Old Common Stock, which amount of Common Stock represents 93.835% of the shares of Old Common Stock held by TCP II immediately prior to the Effective Date. Pursuant to the Plan, the holders of Old Common Stock received a number of shares of Common Stock equal to 93.835% of the number of shares of Old Common Stock held by them immediately preceding the Effective Date and the Issuer placed a number of shares of Common Stock equal to 6.165% of the aggregate number of shares of Old Common Stock outstanding immediately preceding the Effective Date (the "Reserve Shares") in reserve subject to the resolution of a certain pending litigation against the Issuer unrelated to the Chapter 11 cases of the Issuer Parties. The Reserve Shares are being held in escrow and the escrow agent will vote all Reserve Shares proportionally in the same manner as the Common Shares are voted.

----------------------------                        -------------------------
CUSIP No.  36191C106            SCHEDULE 13D/A        Page 7 of 11 Pages

----------------------------                        -------------------------

On the Effective Date, TCP II also received its pro-rata portion of the backstop commitment fee previously disclosed in the Schedule 13D for its commitment to backstop the Rights Offering, which aggregate fee for all Consenting Noteholders was equal to 5% of the backstop commitment amount.

     TCP II also participated in the Rights Offering as a holder of Old Common Stock. In the Rights Offering, TCP II purchased 409,550 shares of Common Stock at a purchase price of $1.80 per share (which purchase price was paid with $190.00 in cash and by delivering to the Issuer $737,000 in principal amount of Notes).

     The New Senior Secured Notes were issued pursuant to that certain Indenture for the New Senior Secured Notes among the Subsidiary, as issuer, the Guarantors listed on the signature pages thereto, including the Issuer, and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee ("Trustee") for the holders ("Holders") of the New Senior Secured Notes (the "Indenture"). The Subsidiary, the Issuer and the other Guarantors, and the Trustee (as collateral agent) also entered into a Security Agreement in connection with the Indenture (the "Security Agreement"). Pursuant to the Security Agreement, the Subsidiary, the Issuer and the other Guarantors, and the Trustee (as collateral agent) entered into other security documents, including certain mortgages and pledge agreements, to grant to the Trustee (as collateral agent) for the benefit of the Holders a security interest in and general lien upon substantially all assets and properties, real and personal, now owned or after acquired by the Issuer and the Subsidiary, as applicable, as security for all obligations, liabilities and indebtedness of the Subsidiary under the New Senior Secured Notes. The Indenture and Security Agreement are included as Exhibits 4.1 and 10.1 respectively to the Issuer's Form 8-K, and are incorporated herein by reference.

     The Plan provided, among other things, that, as of the Effective Date, the board of directors of the Issuer is set at seven members. The Plan provided that two members would be selected by the Required Noteholders, two members would be selected by the Equity Committee, one member would be selected by mutual agreement of the Required Noteholders and the Equity Committee, one member would be selected by the previous board of directors of the Issuer from the members of the previous board of directors of the Issuer, and the Chief Restructuring Officer of the Issuer would serve as a member of the board (collectively, the "Initial Board Members"). Both the Plan and an amendment to the articles of reorganization of the Issuer in effect as of the Effective Date provide that the Initial Board Members may not be removed during the period of one year from the Effective Date without (i) the approval of the person or persons by whom they were selected, or (ii) the approval of the New Brunswick Court of Queen's Bench based upon a finding of cause.

     As previously disclosed, the Plan provides that three holders of the largest principal amount of Notes, may opt to have board observer rights subject to reasonable restrictions.

----------------------------                        -------------------------
CUSIP No.  36191C106            SCHEDULE 13D/A        Page 8 of 11 Pages
----------------------------                        -------------------------

     Pursuant to the Plan, on the Effective Date, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with each Consenting Noteholder, including TCP II. Pursuant to the Registration Rights
Agreement, the Issuer agreed to register the resale of the shares of Common Stock issued to such holders in accordance with the requirements of the Securities Exchange Act of 1933, as amended (the "Securities Act"). The
Registration Rights Agreement provides that, at any time from and after the Effective Date, holders party thereto collectively owning at least 30% of the Registrable Securities (as defined in the Registration Rights Agreement) have the right to require the Issuer to effect certain underwritten registered offerings of such holders' Common Stock issued pursuant to the Plan (including, without limitation, those shares of Common Stock issued pursuant to the Backstop Commitment), on the terms and conditions set forth in the Registration Rights Agreement. Holders of the Common Stock entitled to demand such registrations are entitled to request an aggregate of two (2) underwritten offerings (which, individually, must include an amount of Common Stock to be registered and/or sold by such holders in excess of $5 million). In addition, holders party to the Registration Rights Agreement are entitled to request an unlimited number of piggyback registrations. The above summary of the material terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which is included as Exhibit 4.2 to the Issuer's Form 8-K, and is incorporated by reference herein.

     As a result of the consummation of the Restructuring under the Plan on the Effective Date, there is no longer any argument that the Reporting Persons may be deemed to be members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 with any of the other Jointly Represented Noteholders. The Reporting Persons expressly disaffirm membership in any group with the other Jointly Represented Noteholders with regard to the Common Stock at any time.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) TCP II

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for TCP II is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on 100,002,179 shares of Common Stock outstanding as set forth in the Issuer's Form 8-K.

     (c) Other than as set forth in Items 3 and 4 above, no transactions in the Common Stock have been effected by TCP II in the past 60 days.

     (d) The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the shares of Common Stock held by TCP II as reported herein. The Individual Reporting Persons are managing members of the Manager.

     (e) July 23, 2010.

----------------------------                        -------------------------
CUSIP No.  36191C106            SCHEDULE 13D/A        Page 9 of 11 Pages
----------------------------                        -------------------------

(b) THE MANAGER

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Manager is incorporated herein by reference.

     (c) Other than as set forth in Items 3 and 4 above, no transactions in the Common Stock have been effected by the Manager in the past 60 days.

     (d) The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the shares of Common Stock held by TCP II as reported herein. The Individual Reporting Persons are managing members of the Manager.

     (e) July 23, 2010.

(c) THE INDIVIDUAL REPORTING PERSONS

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Persons is incorporated herein by reference.

     (c) Other than as set forth in Items 3 and 4 above, no transactions in the Common Stock have been effected by the Individual Reporting Persons in the past 60 days.

     (d) The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the shares of Common Stock held by TCP II as reported herein. The Individual Reporting Persons are managing members of the Manager.

     (e) July 23, 2010.

     The Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Jointly Represented Noteholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Noteholder) other than the shares of Common Stock beneficially owned by the Reporting Persons.

     The shares of Common Stock reported herein for TCP II are owned directly by TCP II. The Manager, as general partner to TCP II, may be deemed to be the beneficial owner of all such shares of Common Stock owned by TCP II. The Individual Reporting Persons, as managing members of the Manager, may be deemed to be the beneficial owners of all such Shares owned by TCP II. EACH OF THE MANAGER AND THE INDIVIDUAL REPORTING PERSONS HEREBY DISCLAIMS ANY BENEFICIAL OWNERSHIP OF ANY SUCH SHARES OF COMMON STOCK.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As described in Item 4 above, the New Senior Secured Notes were issued pursuant to the Indenture and are secured pursuant to the terms of the Security Agreement, copies of which are referenced as Exhibits 7 and 8, respectively, (which incorporate by reference Exhibits 4.1 and 10.1, respectively, of the Issuer's Form 8-K) and are incorporated herein by reference.

----------------------------                        -------------------------
CUSIP No.  36191C106            SCHEDULE 13D/A        Page 10 of 11 Pages
----------------------------                        -------------------------

     As described in Item 4 above, on the Effective Date, the Consenting Noteholders entered into the Registration Rights Agreement with the Issuer, under which the Consenting Noteholders were granted registration rights with respect to the shares of Common Stock issued to them under the Plan, a copy of which is referenced as Exhibit 9 hereto (which incorporates by reference Exhibit
4.2 of the Issuer's Form 8-K) and is incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

7. Indenture, dated as of July 23, 2010, by and among the Subsidiary, the Guarantors listed on the signature pages thereto, including the Issuer, and the Trustee (incorporated by reference to Exhibit 4.1 of the Issuer's Form 8-K).

8. Security Agreement, dated as of July 23, 2010, by and among the Subsidiary, the Guarantors listed on the signature pages thereto (including the Issuer) and the Trustee, as collateral agent (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K).

9. Registration Rights Agreement, dated as of July 23, 2010, by and among the Issuer and the Consenting Noteholders (incorporated by reference to Exhibit 4.2 of the Issuer's Form 8-K).

----------------------------                        -------------------------
CUSIP No.  36191C106            SCHEDULE 13D        Page 11 of 11 Pages
----------------------------                        -------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: July 27, 2010

                                    /s/ Eric M. Ruttenberg
                                    ----------------------
                                    TINICUM LANTERN II L.L.C.,
                                    On its own behalf and
                                    as the General Partner of
                                    TINICUM CAPITAL PARTNERS II, L.P.
                                    By Eric M. Ruttenberg,
                                    Managing Member

                                    /s/ Terence M. O'Toole
                                    ----------------------
                                    Terence M. O'Toole

                                    /s/ Eric M. Ruttenberg
                                    ----------------------
                                    Eric M. Ruttenberg